                                                                    EXHIBIT 99.2
                                                           [English Translation]

OTHERS - FAIR DISCLOSURE

1.   TYPE OF INFORMATION :

Press Release - Hanaro Telecom Adopts a New Corporate Identity (summarized).

2.   CONTENTS :

[HANARO TELECOM - A BRAND NEW START UNDER THE NEW CORPORATE IDENTITY AND LOGO]

-    Announces a new vision slogan, "Your Digital Communication Partner"
- Unveils a new corporate identity symbolized by a humming bird, which reflects the company's focus on the high-performance management and a customer-oriented approach.
- Dr. Yoon, CEO/Representative Director of Hanaro Telecom, emphasizes, "A new CI will provide the momentum to realize the Company's first net profit this year, and position us as a leading global communications company"

Hanaro Telecom, Inc. ("Hanaro" or the "Company"), now a leading integrated telecommunications company since its launch of long distance and 005 international call services on 1 July this year, has unveiled its new corporate identity ("CI") and changed its local company name from "Hanaro Tongshin" to 'hanarotelecom.'

On July 1 this 2004, the Company has changed its CI to 'Hana Bird,' a logo symbolized by a humming bird.